

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

March 20, 2009

Barbra E. Kocsis
ML Aspect FuturesAccess LLC
c/o Merrill Lynch Alternative Investments LLC
2 World Financial Center
New York, NY 10281

> **Re:** **ML Aspect FuturesAccess LLC**
> **Amendment No. 2 to Form 10**
> **File No. 0-51085**
> **Filed February 5, 2009**

Dear Ms. Kocsis:

We have completed our review of your Form 10 and do not, at this time, have any further comments.

Please contact Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785 if you have any questions.

Sincerely,

Karen J. Garnett
Assistant Director